Exhibit 99.1

Ecopetrol Announces 2015 Investment Plan to Maintain Production with Greater Cost Efficiency

•	The Group's investment plan of US$7.86 billion is in line with the corporate strategy that is being developed, and allows the Company to adjust to the international environment.
•	The Group's production of hydrocarbons is projected to be around 760 thousand barrels of petroleum equivalent per day in 2015, which is similar to that in 2014.
•	Reduction in operating costs and expenses is estimated at US$3.56 billion.

BOGOTA, Colombia, Dec. 15, 2014 -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reported today that its Board of Directors has approved an investment plan for 2015 of US$7.86 billion.

The 2015 investments aim to achieve production of crude and gas amounting to around 760 thousand barrels per day of petroleum equivalent (kBOED) as an annual average for the Group, of which 710 thousand barrels are accounted for by Ecopetrol S.A.

The investments approved for 2015 are in line with the new, long-term corporate strategy (2030) which is currently being developed, focused on generating value and sustainability. The investments are consistent with the current situation of oil prices in the international market.

Ecopetrol has revised its portfolio of growth projects and implemented a strict process for reducing operating costs, prioritizing strategic investments that maximize value for shareholders. The plan for reducing operating costs and expenses stands at US$3.56 billion, without prejudice to any additional optimizations under consideration by the Board of Directors.

Of the US$7.86 billion total investment approved for the Group, US$4.11 billion will be invested directly in projects of Ecopetrol S.A. and US$3.75 billion in projects of affiliates and subsidiaries.

92% of the investments will be made in Colombia and the remaining 8% will be made abroad through affiliated companies. The predominant percentage of funds will be allocated towards production, the completion of the modernization of the Cartagena refinery, and strengthening of transportation capacity.

The breakdown by segment of approved investments is as follows:

2015 Investment Plan of Ecopetrol S.A., Affiliates and Subsidiaries (figures in US$ millions)
Business Area
Exploration	503
Production	4,145
Hydrocarbons in Unconventional Reservoirs	40
Transportation	1,234
Refining and Petrochemicals	1,800
Other	138
TOTAL	7,860

1

The funds required for Ecopetrol S.A.’s investment plan of US$ 4.11 billion and its contribution towards the investment of affiliates and subsidiaries in the amount of US$1.93 billion will come from internal cash flow, divestment in non-strategic assets and financing. The Company has borrowing capacity, investment grade rating and access to capital markets in Colombia and abroad.

Bogota, December 15 , 2014

------------------------------------------

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Investors Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

2